SaverOne 2014 Ltd.

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

May 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SaverOne 2014 Ltd. (CIK 0001894693)
Registration Statement No. 333-263338 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

SaverOne 2014 Ltd. (the “Registrant”) hereby withdraws its request submitted on May 26, 2022 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on May 26, 2022 at 5:00 p.m., Eastern Time.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

SAVERONE 2014 LTD.

By:	/s/ Tony Klein
Tony Klein Chief Financial Officer